Exhibit 99.1

China Sunergy Announces Fourth Quarter and Full Year 2010 Financial Results
Reports Fourth Quarter and Full Year 2010 Shipments of 97.9 MW and 347.8 MW Respectively, as a Result of Acquisition of Module Manufacturing

NANJING, China,  March 24, 2011 /PRNewswire-Asia/ – China Sunergy Co., Ltd. (Nasdaq: CSUN) (“China Sunergy” or the “Company”), a specialized solar cell and module manufacturer, announced today its financial results for the fourth quarter and full year 2010. Results reported reflect a shift in the Company’s focus in November 2010 to in-house module manufacturing following the acquisitions of CEEG (Shanghai) Solar Science & Technology Co., Ltd and CEEG (Nanjing) New Energy Co., Ltd.

Fourth Quarter Financial and Operational Highlights

•	Revenue for fourth quarter was US$169.6 million, representing cell sales of US$51.1 million and module sales of US$116.8 million, an increase of 34.8% sequentially and 73.8% year on year.

•	Shipment for the fourth quarter was 97.9 MW, including 60.6 MW of solar modules, and 33.9 MW of solar cells, compared to company’s previous guidance of approximately 102 MW.

•	Gross profit was US$27.1 million, an 8.4% of increase sequentially and 160.6% year-on-year.

•	Gross margin was 16.0%, compared to the Company’s previous guidance of 15%. Integrated gross margin related to the Company’s in-house cell production to solar module was 18.7%. 1

•	Net income was US$15.4 million, compared to the net loss of US$3.6 million and net income of US$15.4 million in the fourth quarter of 2009 and the third quarter of 2010 respectively.

•
Net income per ADS was US$0.38 on basic basis, and US$0.37 on diluted basis, compared to a net loss of US$0.09 per ADS on both basic and diluted basis in the fourth quarter of 2009 and net income per ADS of US$0.38 on basic and US$0.37 on diluted basis in the third quarter of 2010.

•	Operating cash inflow in the fourth quarter was US$5.1million. As of December 31, 2010, the Company had cash and cash equivalents of US$106.5 million.

1 Integrated gross margin is derived from modules manufactured using the solar cells produced internally.

Full Year Financial Results

•	Solar products shipment was 347.8 MW, in which 277.2 MW was solar cells and 67.2 MW was solar modules

•	Total net revenue was US$517.2 million, an 81.5 % increase from 2009.

•	Gross profit for 2010 was US$92.3 million, 456.0% increase from 2009; gross margin was 17.8% for the whole year.

•	Net income for the full year was US$51.7 million, compared to the net loss of US$10.3 million in 2009.

•	Net profit per ADS was US$1.29 on basic basis and US$1.26 on diluted basis, compared to a net loss of US$0.26 per ADS on both basic and diluted basis in 2009.

Technological and Operational Highlights

•	Compared to 2009, average multi-crystalline and mono-crystalline cell efficiencies in 2010 improved from 15.9% to 16.5% and from 17.5% to 17.9%, respectively.

•	The full year cell production was 335.6 MW, representing a full capacity operation.

•	Non silicon cost of cell was reduced from US$0.25 in the fourth quarter of 2009 to US$0.20 per watt in the fourth quarter of 2010.

Commenting on the fourth quarter, Mr. Stephen Zhifang Cai, CEO of China Sunergy remarked:

“We are pleased with our solid results in the fourth quarter and 2010 on the whole as we experienced operational and financial progress, and achieved record shipment, revenue, gross profit and net income. Our strategic shift to in-house module manufacturing, following the acquisitions of CEEG (Shanghai) Solar Science & Technology Co., Ltd and CEEG (Nanjing) New Energy Co., Ltd., has already had a positive impact, as demonstrated by the continued momentum we saw through the fourth quarter that helped us end the year with solid results.”

“We believe the PV market is poised for growth, despite incentive program adjustments in Europe.  Demand there remains strong while emerging markets will continue to grow.   2011 will be another year of growth and progress for China Sunergy as we continue to focus on cell efficiency improvement, cost control, sales network expansion and further vertical integration,” added Mr. Cai.

Fourth Quarter & Full Year 2010 Financial Review

Revenues, Shipment and Production

During the fourth quarter of 2010, revenue was US$169.6 million, compared to the first, second and third quarter revenues of US$104.3 million, US$117.6 million and US$125.8 million respectively.  Revenue in 2010 was US$517.2 million, compared to US$284.9 in 2009.

During the fourth quarter of 2010, sales from solar cells, modules and other sales accounted for 30.2%, 68.9% and 0.9% of the total revenue, respectively. Shipment for the fourth quarter included 60.6 MW for module sales, and 33.9 MW for cell sales.

For 2010, sales from solar cells, modules, and other sales during the year accounted for 72.3%, 24.9% and 2.8% of total revenue respectively. Shipments for the year amounted to approximately 347.8 MW, including  67.2 MW for module sales.

Gross Profit and Gross Margins

Gross profit for the quarter was US$27.1 million, which led to a gross margin of 16.0%. Gross profit for the year was US$92.3 million with a gross margin of 17.8%.

Average Selling Price (“ASP”)

Blended cell ASP during the fourth quarter was US$1.51 per watt. Blended module ASP during the fourth quarter was US$1.93 per watt.

Costs

In the fourth quarter of 2010, blended wafer costs were US$0.99 per watt.

Processing costs of cell and module for the fourth quarter of 2010 were US$0.20 and US$0.33 per watt respectively.

Operating Expense, Operating Profit/Loss and Net Income/Loss

SG&A expenses in the fourth quarter of 2010 were US$7.8 million, compared to US$4.5 million in the third quarter of 2010, and US$10.7 million in the fourth quarter of 2009, respectively, representing a consolidated result of one cell plant and two acquired module businesses.

Operating expenses were US$8.8 million for the fourth quarter of 2010 and US$26.3 million for 2010, representing 5.2 % and 5.1% of net revenues respectively.

Income from operations was US$18.3 million for the fourth quarter of 2010 and US$66.0 million for 2010.

Net income for the fourth quarter of 2010 was US$15.4 million and for 2010 was US$51.7 million.

Balance Sheet and Cash Flow

As of December 31, 2010, the Company had cash and cash equivalents of US$106.5 million. Net operating cash inflow was US$5.1 million for the fourth quarter and US$32.8 million for 2010. Depreciation and amortization was US$3.9 million and US$12.8 million for the fourth quarter and year respectively. Capital expenditures were US$52.6 million for the fourth quarter and US$63.9 million for 2010.

Additional Company Updates

Business Highlights in the Fourth Quarter
During the fourth quarter of 2010, the Company:

•
Completed the acquisition of 100% equity interest of two module businesses, CEEG (Shanghai) Solar Science & Technology Co., Ltd and CEEG (Nanjing) New Energy Co., Ltd on November 1, 2010. Through the acquisition, the Company acquired a total annual module capacity of 480 MW and became a module manufacturer in solar industry since then.

•
Announced the signing of contracts to supply 120 megawatts (MW) of PV modules to Ecoware S.p.A., a subsidiary of Kerself Group, a leading Italian company in the integration of photovoltaic systems and solar fields, from the fourth quarter of 2010 to the third quarter of 2011.

Subsequent Events to the Fourth Quarter

Subsequent to the fourth quarter of 2010, the Company:
•
Announced the signing of an approximately 7 MW solar module supply contract with CEEG (Nanjing) Solar Energy Research Institute, for the Nanjing South Railway Station solar roof project, the world’s largest stand-alone building integrated photovoltaic (“BIPV”) project for one structure.

•	Announced the signing of a 1.1 MW solar module supply contract with Sunergic S.A., one of the leading solar system integrators in Switzerland, for Services Industriel de Geneve (SIG), a Swiss utility.

•
Announced the signing of approximately 4,400 MW of wafers purchase contract with GCL-Poly Energy Holdings Limited, China's largest polysilicon producer and one of the world's leading wafer suppliers, commencing in February 2011 for completion in December 2016. This agreement will strengthen Company’s supply chain and solidify competitive cost position in the dynamic solar industry.

Ongoing Disputes

Regarding the ongoing dispute with REC, China Sunergy had served a writ upon REC Wafer, claiming it is not a party to the contract between China Sunergy and the dissolved REC Sitech AS.  In July 2010, the Salten District Court in Norway ruled against China Sunergy in the case. The Company appealed the ruling in August 2010. An appeal hearing, originally scheduled for March 2011, will now be held in June 2011.

In parallel to the main dispute, the Supreme Court of Norway ruled on July 15, 2010 and overturned the Court of Appeal's order denying China Sunergy's injunction petition with regard to a US$50 million bank guarantee. The injunction petition was sent back to the Court of Appeal for a new ruling. The Court of Appeal decided that the injunction shall remain in force until the Court of Appeal has passed a judgment in the main case.

First Quarter and Fiscal Year 2011 Guidance

The Company believes that for the first quarter shipments will be between 98 MW to 110 MW. For the full year of 2011, the Company expects to ship 670 MW to 690 MW of solar products. The Company expects its gross margin for the first quarter of 2011 to be approximately between 9%-10.5%, with an integrated margin between 14%-15%. Such guidance is based on the average exchange rate between the Euro and U.S. dollar from January 1, 2011 to March 21, 2011.

Quarterly Earnings Conference Call Details

China Sunergy will host a conference call at 8:00 a.m. Eastern Time or 5:00 a.m. Pacific Time (Beijing / Hong Kong Time: March 24, 2011 at 8:00 p.m.).  The management team will be on the call to discuss results and Q4 and full year 2010 highlights and answer questions.

The dial-in details for the live conference call are as follows:

US Toll-Free Dial In:                                           +1-800-638-5495
International Dial In:                                           +1-617-614-3946

Participant Passcode:                                           18088164

The webcast will also be available online at China Sunergy’s website via: http://phx.corporate-ir.net/playerlink.zhtml?c=211846&s=wm&e=3835530

For those who cannot access the live broadcast, a replay will be available from two hours after the end of the call until May 24, 2011.  The replay is available online or using the numbers below:

     U.S toll free number: +1-888-286-8010
     International:                                +1-617-801-6888
     Passcode:                                        85463714

About China Sunergy Co., Ltd.:

China Sunergy Co., Ltd. (Nasdaq: CSUN) ("China Sunergy") is a specialized manufacturer of solar cell and module products in China. China Sunergy manufactures solar cells from silicon wafers, which utilize crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect, and assembles solar cells into solar modules. China Sunergy sells these solar products to Chinese and overseas module manufacturers, system integrators, and solar power systems for use in various markets.
For more information please visit http://www.chinasunergy.com.

For further information contact:

Elaine Li
Senior Investor Relations Manager
China Sunergy
Tel: +86 25 5276 6696
Email: Elaine.li@chinasunergy.com

Tom Evrard
Senior Vice President
FD Beijing
Tel: +86 138 1174 8244
Email: tom.evrard@fd.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the Company's ability to raise additional capital to finance the Company's activities; the effectiveness, profitability, and the marketability of its products; litigations and other legal proceedings; the economic slowdown in China and elsewhere and its impact on the Company's operations; demand for and selling prices of the Company's products, the future trading of the common stock of the Company; the ability of the Company to operate as a public Company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company's ability to protect its proprietary information; general economic and business conditions; the volatility of the Company's operating results and financial condition; the Company's ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

The following financial information is extracted from the Company’s condensed consolidated financial statements for the respective periods.

China Sunergy Co., Ltd.
Unaudited Condensed Consolidated Income Statement Information
 (In US$ ’000, except share and per share data)

	For the 3 months ended
	Dec 31, 2010	Sep 30, 2010	Dec 31, 2009*

Sales to third parties	114,082	33,713	66,165
Sales to related parties	55,478	92,045	31,470
Total sales	169,560	125,758	97,635
Cost of goods sold	(142,451)	(100,774)	(87,235)
Gross profit	27,109	24,984	10,400
Operating expenses:
Selling expenses	(2,655)	(1,153)	(855)
General and administrative expenses	(5,168)	(3,375)	(9,874)
Research and development expenses	(987)	(903)	(723)
Total operating expenses	(8,810)	(5,431)	(11,452)
Income/(loss) from operations	18,299	19,553	(1,052)
Interest expense	(2,619)	(2,143)	(2,298)
Interest income	428	200	338
Other (expenses)/income, net	(1,473)	831	(999)
Changes in fair value of derivatives	1,294	(683)	179
Income/(loss) before income tax	15,929	17,758	(3,832)
Income tax (expense)/benefit	(516)	(2,371)	240

Net income/(loss)	15,413	15,387	(3,592)

Net income/(loss) per ADS
Basic	$0.38	$0.38	$(0.09)
Diluted	$0.37	$0.37	$(0.09)

Weighted average ADS outstanding
Basic	40,116,876	40,116,876	39,983,692
Diluted	43,694,111	43,694,111	39,983,692

	For the Year Ended
	December 31
	2010	2009 *

Sales to third parties	254,137	202,520
Sales to related parties	263,082	82,345
Total sales	517,219	284,865
Cost of goods sold	(424,917)	(268,252)
Gross profit	92,302	16,613
Operating expenses:
Selling expenses	(5,467)	(2,920)
General and administrative expenses	(17,518)	(24,517)
Research and development expenses	(3,346)	(4,382)
Total operating expenses	(26,331)	(31,819)
Income/(loss) from operations	65,971	(15,206)
Interest expense	(9,065)	(7,719)
Interest income	1,162	1,633
Other (expenses)/income, net	(3,687)	2,100
Changes in fair value of derivatives	2,920	8,020
Income/(loss) before income tax	57,301	(11,172)
Income tax (expense)/benefit	(5,567)	903

Net income/(loss)	51,734	(10,269)

Net income/(loss) per ADS
Basic	$1.29	$(0.26)
Diluted	$1.26	$(0.26)

Weighted average ADS outstanding
Basic	40,090,969	39,894,473
Diluted	43,668,204	39,894,473

China Sunergy Co., Ltd
 Unaudited Condensed Consolidated Balance Sheet Information
 (In US$ ’000, except share and per share data)

	Dec 31, 2010	Dec 31, 2009 *
Assets
Current Assets
Cash and cash equivalents	106,468	123,855
Restricted cash	84,988	55,678
Accounts receivable, net	65,581	15,292
Other receivable, net	22,775	3,838
Inventories, net	72,335	22,645
Advance to suppliers, net	8,503	184
Amount due from related parties	42,578	22,102
Current deferred tax assets	3,941	2,839
Other current assets	428	251
Total current assets	407,597	246,684
Property, plant and equipment, net	111,629	93,790
Prepaid land use rights	11,042	6,427
Deferred tax assets	3,118	1,568
Intangible assets	7,626	-
Goodwill	14,806	-
Restricted cash-collateral account	18,522	20,471
Other long-term assets	3,739	4,849
Total assets	578,079	373,789

Liabilities and equity
Current liabilities
Short-term bank borrowings	139,530	102,516
Accounts payable	51,646	27,411
Notes payable	31,634	1,294
Accrued expenses and other current liabilities	14,287	5,474
Amount due to related parties	2,463	2,369
Income tax payable	6,162	-
Current deferred tax liability	654	-
Total current liabilities	246,376	139,064
Collateral account payable	18,522	20,471
Convertible bond payable	44,000	44,000
Long-term debt	30,199	-
Accrued warranty costs	8,631	2,022
Other liabilities	3,542	513
Total liabilities	351,270	206,070

Equity:
Ordinary shares: US$0.0001 par value; 267,287,253 and 267,287,253 shares issued outstanding as of December 31, 2010 and December 31, 2009, respectively	27	27
Additional paid-in capital	185,475	185,337
Subscription receivable	-	(405)
Accumulated profit/(deficit)	13,286	(38,448)
Accumulated other comprehensive income	28,021	21,208
Total equity	226,809	167,719
Total liabilities and equity	578,079	373,789

* On January 1, 2010, The Company adopted ASC 470-20 (former EITF 09-1), “Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing”.  Accordingly, the share lending arrangement has been measured at fair value and recognized as an issuance cost associated with the convertible debt offering. As a result, additional debt issuance costs of $1.9 million were retrospectively recorded on the issuance date with a corresponding increase to additional paid-in capital. The debt issuance costs have also been retrospectively amortized over the life of the convertible notes. The cumulative effect of the adoption resulted in a decrease of US$386,372 and US$809,349 in the beginning balance of retained earnings on January 1, 2009 and 2010 respectively, and the adoption of ASC 470-20 resulted in additional interest expenses in the fourth quarter of 2009 totaling US$74,560 and US$422,977 in 2009.